Exhibit 99.1

China Finance Online Reports First Quarter 2017 Unaudited Financial Results

BEIJING, June 14, 2017 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial Highlights

●	Net revenues were $8.7 million
●	Equity brokerage business grew 424.8% year-over-year
●	Commodities brokerage business declined by 96.8% year-over-year
●	Gross margin was 46.4%
●	Total cash and cash equivalents, restricted cash and short-term investments were $67.9 million as of March 31, 2017
●	China Finance Online’s Robo-Advisor product outperformed its peer products in the Chinese market in the first 5 months of 2017
●	China Finance Online inaugurated China A-Share Market Non-state-owned-enterprises Top 1000 Wealth list

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, "In the recent period, increased regulatory enforcement pressured a number of commodities exchanges to significantly reduce their commodity trading and eventually led to complete suspension of opening new trades on several commodities exchanges during the second quarter. These dynamics and its ripple effect negatively impacted our commodity brokerage business. However, for our overall business, we believe that the worst is now behind us and we expect to turn a positive net cash-flow in the fourth quarter, as our dedication to develop our intelligent-finance driven fintech business starts to bear fruits and our cost control measures will take effect. We are determined to become the one-stop investment and wealth management gateway for Chinese investors by providing our best-in-class fintech products to meet Chinese investors’ growing needs.”

First Quarter 2017 Financial Results

Net revenues were $8.7 million, compared with $30.7 million during the first quarter of 2016 and $19.2 million during the fourth quarter of 2016. During the first quarter of 2017, revenues from financial services, the financial information and advisory business, and advertising services contributed 62%, 33% and 5% of the net revenues, respectively, compared with 87%, 10% and 2%, respectively, for the corresponding period in 2016.

Revenues from financial services were $5.4 million, compared with $26.8 million during the first quarter of 2016 and $16.0 million during the fourth quarter of 2016. Revenues from financial services mainly represent equity and commodities brokerage services. The equity brokerage business grew 424.8% year-over-year and declined 0.8% quarter-over-quarter. The year-over-year decrease of revenues from financial services was mainly due to a decline in revenues from the Company's commodities brokerage services. Revenue from commodities brokerage declined by 96.8% year-over-year and 92.7% quarter-over-quarter.

Revenues from the financial information and advisory business were $2.8 million, a decrease of 9.9% from $3.2 million during the first quarter of 2016, but an increase of 20.5% from $2.4 million in the fourth quarter of 2016. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. The year-over-year revenue decline from the financial information and advisory business was mainly due to the sale of a less profitable division in the financial information segment. Driven by an effective campaign and increased user engagement, iTougu’s revenue contribution posted a 23.3% year-over-years increase and a 102.5% quarter-over-quarter increase.

Revenues from advertising were $0.4 million, compared with $0.6 million in the first quarter of 2016 and $0.7 million in the fourth quarter of 2016.

Gross profit was $4.0 million, compared with $25.9 million in the first quarter of 2016 and $12.0 million in the fourth quarter of 2016. Gross margin in the first quarter of 2017 was 46.4%, compared with 84.3% in the first quarter of 2016 and 62.5% in the fourth quarter of 2016. The year-over-year and quarter-over-quarter decreases in gross margin were mainly due to a decrease in revenues from the Company's commodities brokerage services, which typically carry higher gross margins.

General and administrative expenses were $4.1 million, a decrease of 16.4% from $4.9 million in the first quarter of 2016, and a decrease of 8.7% from $4.5 million in the fourth quarter of 2016. The year-over-year and quarter-over-quarter decreases were mainly attributable to more stringent expense control measures.

Sales and marketing expenses were $8.3 million, a decrease of 29.2% from $11.8 million in the first quarter of 2016, and a decrease of 42.2% from $14.4 million in the fourth quarter of 2016. The year-over-year and quarter-over-quarter decreases were mainly attributable to sales bonus reductions associated with the weaker commodities brokerage services business during the first quarter of 2017.

Research and development expenses were $4.3 million, an increase of 59.4% from $2.7 million in the first quarter of 2016 and a decrease of 14.2% from $5.0 million in the fourth quarter of 2016. The year-over-year increase was mainly attributable to an increase in recruitment of senior software engineers and capital market professionals to support further development in fintech capability.

Total operating expenses were $16.8 million, a decrease of 13.6% from $19.4 million in the first quarter of 2016, and a decrease of 30.1% from $24.0 million in the fourth quarter of 2016.

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Loss from operations was $12.5 million, compared with an income from operations of $7.0 million in the first quarter of 2016 and a loss from operations of $11.9 million in the fourth quarter of 2016.

Net loss attributable to China Finance Online was $11.6 million, compared with a net income of $2.0 million in the first quarter of 2016 and a net loss of $12.8 million in the fourth quarter of 2016.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.51 for the first quarter of 2017, compared with fully diluted earnings per ADS of $0.08 for the first quarter of 2016 and fully diluted loss per ADS of $0.57 for the fourth quarter of 2016. Basic and diluted weighted average numbers of ADSs for the first quarter of 2017 were 22.7 million, compared with basic and diluted weighted average number of ADSs of 22.6 million and 25.4 million, respectively, for the first quarter of 2016. Each ADS represents five ordinary shares of the Company.

As of March 31, 2017, total cash and cash equivalents, restricted cash and short-term investments were $67.9 million.

Total shareholders' equity of China Finance Online was $75.9 million as of March 31, 2017.

Recent Developments

●	China Finance Online’s Robo-Advisor product posted leading performance in comparison to its peer products in the Chinese market

Based upon different user risk profiles, China Finance Online’s Robo-Advisor product offers a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. During the first 5 months of 2017, the Company’s Robo-Advisor product significantly outperformed the Shanghai Composite Index in return with a significantly lower drawdown. More encouragingly, this Robo-Advisor product also beat most of its peer products in the market for its better return with a lower drawdown. In addition, this Robo-Advisor product has the industry’s lowest entry, RMB 500. The Company plans to continue building out its core capabilities in fintech to lay a solid foundation for its further expansion into services for institutional and retail investors.

●	Inauguration of China A-Share Market Non-state-owned-enterprises Top 1000 Wealth list

In May, the Company inaugurated China’s first A-Share market non-state-owned-enterprises Top 1000 wealth list (“A-Share Top 1000 Wealth List”) that tracks and publishes the 1000 most successful companies publicly listed in Chinese stock market measured by both their shareholder value creation and their societal contributions. Based on the proprietary market data from the company’s wholly-owned industry leading market data services - Genius, A-Share Top 1000 Wealth List screens all non-state-owned-enterprises publicly listed on Shanghai Stock Exchange and Shenzhen Stock Exchange, and analyzes their market capitalizations, tax contributions, employee compensations and cash dividends with four key metrics, Fundamental Support Coefficient, Environmental Contribution Coefficient, Fundamental Support Value and Social Contribution Value. Powered by 420,000 lines of records from Genius and a series of advanced algorithms engineered by our fintech experts, the A-Share Top 1000 Wealth List features three proprietary rankings: Family Wealth Value, Corporate Wealth Creation Value, and Comprehensive Wealth Creation Score. Through a multi-dimensional intelligent evaluation mechanism, this list enables investors to better understand these companies and to discover values in these companies from a brand-new angle, which bodes well with China Finance Online’s corporate motto – making investment easier. The full list along with top 50 tax contributors, top 50 dividend payers, and other analytics of geographical mappings, industries, and ages is available at the following URL:

http://mapp.jrj.com.cn/news/biz/2017/05/18124022497641.shtml.

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Conference Call Information

The management will host a conference call on June 14, 2017 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time on June 15, 2017). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 38940753

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/uju36sqv

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

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Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;
●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
●	our prospect on stabilization in cash attrition and improvement of our financial position;
●	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Mar. 31, 2017	Dec. 31, 2016
Assets
Current assets:
Cash and cash equivalents	44,184	66,152
Restricted cash	3,133	2,484
Trust bank balances held on behalf of customers	37,693	33,174
Accounts receivable, net - others	15,397	14,411
Accounts receivable, net - Margin clients	7,823	7,557
Short-term investments	20,552	16,444
Prepaid expenses and other current assets	8,939	8,241
Deferred tax assets, current	969	1,370
Total current assets	138,690	149,833
Long-term investments, net	2,639	2,561
Property and equipment, net	7,150	7,398
Acquired intangible assets, net	395	396
Rental deposits	1,424	1,292
Goodwill	109	109
Deferred tax assets, non-current	27	33
Other deposits	3,723	6,002
Total assets	154,157	167,624

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,608 and $5,286 as of March 31, 2017 and December 31,2016, respectively)	5,635	6,526
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $24,598 and $26,352 as of March 31, 2017 and December 31, 2016, respectively)	26,669	29,621
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of March 31, 2017 and December 31, 2016, respectively)	3,000	3,000
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,594 and $3,071 as of March 31, 2017 and December 31, 2016, respectively)	37,693	33,174
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $334 and $2,151 as of March 31, 2017 and December 31, 2016, respectively)	6,463	8,746
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $317 and $234 as of March 31, 2017 and December 31, 2016, respectively)	319	236
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,800 and $3,819 as of March 31, 2017 and December 31,2016, respectively)	3,800	3,828
Total current liabilities	83,579	85,131
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $72 and $72 as of March 31, 2017 and December 31, 2016, respectively)	90	90
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $59 and $78 as of March 31, 2017 and December 31,2016, respectively)	530	609
Total liabilities	84,199	85,830
Noncontrolling interests	(5,902)	(4,370)
Total China Finance Online Co. Limited Shareholders' equity	75,860	86,164
Total liabilities and equity	154,157	167,624

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended
	Mar. 31, 2017	Mar. 31, 2016	Dec. 31, 2016
Net revenues	8,672	30,713	19,237
Cost of revenues	(4,650)	(4,807)	(7,215)
Gross profit	4,022	25,906	12,022
Operating expenses
General and administrative (includes share-based compensation expenses of $837, $1,419 and $999, respectively)	(4,112)	(4,918)	(4,505)
Sales and marketing (includes share-based compensation expenses of $36, $(21) and $233, respectively)	(8,343)	(11,778)	(14,426)
Product development (includes share-based compensation expenses of $61, $(127) and $731, respectively)	(4,300)	(2,698)	(5,009)
Loss from impairment of goodwill	-	-	(18)

Total operating expenses	(16,755)	(19,394)	(23,958)
Government subsidies	230	508	-
Income (loss) from operations	(12,503)	7,020	(11,936)
Interest income	74	244	217
Interest expense	(1)	-	(2)
Short-term investment income, net	85	119	510
Loss on the interest sold and retained noncontrolling investment	(738)	-	-
Equity method investment income	(8)	(62)	(7)
Other income (loss), net	(236)	71	(408)
Exchange gain (loss), net	21	(157)	26

Income (loss) before income tax expenses	(13,306)	7,235	(11,600)
Income tax expenses	(512)	(424)	(3,309)

Net income (loss)	(13,818)	6,811	(14,909)
Less: Net income (loss) attributable to the noncontrolling interest	(2,209)	4,794	(2,071)
Net income (loss) attributable to China Finance Online Co. Limited	(11,609)	2,017	(12,838)

Net income (loss)	(13,818)	6,811	(14,909)
Changes in foreign currency translation adjustment	681	448	(2,437)
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, and nil respectively	(35)	-	-
Other comprehensive income (loss), net of tax	646	448	(2,437)
Comprehensive income (loss)	(13,172)	7,259	(17,346)
Less: comprehensive income (loss) attributable to noncontrolling interest	(2,209)	4,794	(2,071)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(10,963)	2,465	(15,275)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.10)	0.02	(0.11)
Diluted	(0.10)	0.02	(0.11)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.51)	0.09	(0.57)
Diluted	(0.51)	0.08	(0.57)
Weighted average ordinary shares
Basic	113,532,543	112,939,783	113,465,823
Diluted	113,532,543	126,822,437	113,465,823
Weighted average ADSs
Basic	22,706,509	22,587,957	22,693,165
Diluted	22,706,509	25,364,487	22,693,165

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